Exhibit 99.1

Pembina Pipeline Corporation Reports Strong Third Quarter 2015 Results

Key financial metrics increased quarter over quarter

All financial figures are in Canadian dollars unless noted otherwise. This news release contains forward-looking statements and information that are based on Pembina Pipeline Corporation's ("Pembina" or the "Company") current expectations, estimates, projections and assumptions in light of its experience and its perception of historic trends. Actual results may differ materially from those expressed or implied by these forward-looking statements. Please see "Forward-Looking Statements & Information" herein and in the Company's Management's Discussion & Analysis ("MD&A") for more details. This news release also refers to net revenue, operating margin, earnings before interest, taxes, depreciation and amortization ("EBITDA"), adjusted cash flow from operating activities (and cash flow from operating activities per common share and adjusted cash flow from operating activities per common share), and total enterprise value, which are financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). Pembina's methods of calculating these financial measures may not be directly comparable to that of other companies. Pembina considers these non-GAAP financial measures to provide useful information to both management and investors in measuring Pembina's financial performance and financial condition. For more information about the measures which are not defined by GAAP, including a reconciliation to the most directly comparable GAAP measure, see "Non-GAAP and Additional GAAP Measures" to be included in the MD&A, which is available at Pembina's website at www.pembina.com and on SEDAR at www.sedar.com. Pembina's entire quarterly report for the period ended September 30, 2015 is also available online at www.sedar.comand www.sec.govand on Pembina's website at www.pembina.com.

CALGARY, Nov. 5, 2015 /CNW/ -  Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the third quarter of 2015.

Financial Overview
($ millions, except where noted)	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
	2015	2014	2015	2014
Revenue	1,026	1,445	3,393	4,810
Net revenue(1)	374	358	1,100	1,165
Operating margin(1)	271	264	814	883
Gross profit	201	216	629	732
Earnings	113	75	276	299
Earnings per common share – basic and diluted (dollars)	0.29	0.20	0.70	0.85
EBITDA(1)	229	199	695	750
Cash flow from operating activities	187	188	516	604
Cash flow from operating activities per common share – basic (dollars)(1)	0.54	0.57	1.51	1.87
Adjusted cash flow from operating activities(1)	209	158	598	613
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	0.60	0.48	1.75	1.90
Common share dividends declared	158	143	460	417
Preferred share dividends declared	14	8	35	21
Dividends per common share (dollars)	0.46	0.44	1.34	1.29
Capital expenditures	478	344	1,363	929

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

Q3 2015 Highlights

"Pembina delivered strong operational results which included increases to our operating margin, EBITDA, adjusted cash flow from operating activities, and earnings in the third quarter of 2015 compared to the same period last year," said Scott Burrows, Pembina's Vice President, Finance and Chief Financial Officer.

During the third quarter, Pembina also successfully placed two new gas plants, a gathering pipeline and the natural gas liquids portion of the Company's Peace and Northern Phase II pipeline expansion into service. "Bringing growth projects into service adds incremental, fee-for-service cash flows to our business and ultimately benefits our shareholders," said Mr. Burrows. "As previously mentioned, we will be bringing new assets into service almost every quarter for the next two years – all of which will help drive shareholder value. By the end of the first quarter in 2016, we expect to place into service our second Redwater fractionator, a new contracted cavern, multiple pipeline laterals and our truck and rail expansion at Corunna."

Mick Dilger, Pembina's President and Chief Executive Officer commented: "The third quarter of 2015 was a busy quarter for us, having placed multiple, large capital projects into service. I am proud to say that not only did we bring the majority of these projects into service on time and under budget, but we also accomplished this with an exemplary safety record. I want to congratulate our teams for achieving such successes."

"Further on our safety record, Pembina has now achieved seven consecutive quarters with no employee lost-time injuries," continued Mr. Dilger. "I am pleased to report that our employees continue to work safely despite having worked 16 percent more hours in the third quarter of 2015 compared to the same period last year and over 4.4 million hours in total since the beginning of 2014. Our goal is for everyone to return home safely at the end of the day and so these outstanding results are a testament to our commitment to that goal."

Mr. Dilger added: "With only a few months left to finish the year, we remain diligently focused on continuing to do the important things right which includes operating our business safely and reliably, constructing our growth projects safely, on time and working to achieve capital cost savings. So far, we have made great strides to achieve our cost savings goal of reducing capital expenditures by approximately $225 million and have realized aggregate cost savings in excess of half this amount."

Pembina remains on track to deliver its over $6.4 billion of secured growth projects, including projects brought into service this year, which, depending on utilization rates, is expected to add $700 million to $1 billion of incremental annual EBITDA in 2018. "I am confident in Pembina's ability to manage the current market headwinds given that we are well positioned with our assets ideally situated on world class, long-life geology. We are committed to generating long-term shareholder value well into the future," said Mr. Dilger.

Q3 2015 Financial Review

Revenue in the third quarter of 2015 was $1.0 billion compared to $1.4 billion for the third quarter of 2014. Year-to-date revenue was $3.4 billion for 2015 compared to $4.8 billion for the same period in 2014. The reduction in revenue is largely a result of the reduced commodity prices impacting the Company's Midstream business in the current year. Net revenue (revenue less cost of goods sold including product purchases) was $374 million for the third quarter of 2015, compared to $358 million in 2014 and $1.1 billion year-to-date in 2015 as compared to $1.2 billion for the same period in 2014. The Company's Conventional Pipelines and Gas Services businesses had an increase in revenue of 24 percent and 42 percent in the third quarter, respectively, and 27 percent and 32 percent year-to-date, respectively, over the same periods in 2014. This strong performance, resulting from higher volumes and new assets being placed in service, combined with steady results in the Company's Oil Sands and Heavy Oil business, helped to offset decreased performance in the Company's Midstream business. The decline in the Midstream business was largely due to lower commodity prices, and, to a lesser extent, tighter price differentials across all commodities.

Operating expenses were $111 million for the third quarter of 2015 compared to $98 million during the same period of 2014, primarily due to the addition of assets and recognition of reclamation costs in the Company's Conventional Pipelines business. For the nine months ended September 30, 2015, operating expenses were $316 million compared to $284 million in the same period of 2014. The year-to-date increases in operating expenses were primarily related to the addition of assets in the Company's Conventional Pipelines business and Gas Services business, offset by decreases in the Midstream business, stemming from the sale of the Company's non-core trucking subsidiary.

During the third quarter of 2015, operating margin was $271 million compared to $264 million in the third quarter of 2014. Stronger performance in the Company's Conventional Pipelines and Gas Services businesses, from new assets being placed in service and increased volumes, were offset by the decrease in the Company's Midstream business as described above. For the first nine months of 2015, operating margin was $814 million compared to $883 million for the same period of 2014 primarily due to decreases in the Midstream business which included a $28 million increase in realized gains on commodity related derivatives in 2015 as compared to 2014, that were partially offset by increases in the Company's Conventional Pipelines business and the Gas Services business. The Oil Sands and Heavy Oil business remained stable, as expected, for both the third quarter and nine months ending 2015 as compared to the same periods in 2014.

Depreciation and amortization included in operations during the third quarter of 2015 was $67 million compared to $51 million for the same period in 2014. This increase was primarily due to the year-over-year growth in Pembina's asset base associated with the Company's pipeline expansions, including the Vantage pipeline assets acquired in the fourth quarter of 2014, new in-service gas processing plants and certain useful life adjustments. For the nine months ended September 30, 2015, depreciation and amortization included in operations was $176 million compared to $154 million in the first nine months of 2014 primarily due to the same reason noted above offset by decreased amortization in the Midstream business associated with intangibles that were fully depreciated in the prior year. Also included in 2014 was the impairment of non-core trucking related assets.

Gross profit for the third quarter of 2015 was $201 million compared to $216 million during the third quarter of 2014. This seven percent quarter-over-quarter decrease was a result of increased depreciation and amortization included in operations and a $6 million decrease in unrealized mark-to-market positions of commodity-related derivative financial instruments partially offset by higher operating margin, as previously discussed. For the nine months ended September 30, 2015, gross profit was $629 million compared to $732 million in the first nine months of 2014 due to increased depreciation and amortization included in operations, decreased operating margin and an unrealized loss of $9 million on commodity-related derivative financial instruments as compared to a gain in the previous year.

For the three and nine month periods ending September 30, 2015, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $27 million and $107 million compared to $53 million and $121 million during the same periods of 2014. These decreases were primarily due to lower long-term incentive expenses due to a lower share price, lower short-term incentive expenses, partially offset by increased rent. Every $1 change in share price is expected to change Pembina's annual share-based incentive expense by approximately $1 million.

Pembina generated EBITDA of $229 million for the third quarter of 2015, compared to $199 million for the same period in 2014. This increase was due to higher operating margin coupled with lower general and administrative expenses (excluding corporate depreciation and amortization). Year-to-date, in 2015 Pembina generated EBITDA of $695 million compared to $750 million in 2014. The decrease was due to lower operating margin partially offset by decreased general and administrative expenses (excluding corporate depreciation and amortization).

Net finance costs incurred during the third quarter of 2015 were $10 million compared to $30 million for the third quarter of 2014. This decrease was primarily due to fluctuations in the fair value of the conversion feature on the series E and F convertible debentures ("Conversion Feature") associated with a reduction in the number of instruments outstanding as well as changes in share price. In the third quarter of 2015, Pembina recognized a gain on revaluation of the Conversion Feature of $30 million, compared to a loss of $8 million for the same period of 2014, partially offset by a $20 million increase in interest expense on loans and borrowings and convertible debentures in the third quarter of 2015. For the first nine months of 2015, net finance costs were $49 million compared to $139 million for the first nine months of 2014. This decrease is largely attributable to the revaluation of the Conversion Feature identified above. In the first nine months of 2015, Pembina recognized a gain on revaluation of $40 million, compared to a loss on revaluation of $63 million in the first nine months of 2014. In addition, interest expense on loans and borrowings and convertible debentures increased from $70 million in the first nine months of 2014 to $83 million in the first nine months of 2015.

Income tax expense for the third quarter of 2015 totaled $30 million, including current and deferred tax of $15 million, respectively, compared to income tax expense of $21 million in 2014, including current tax of $26 million and a deferred tax recovery of $5 million. Current tax expense for 2015 was lower than the comparable period in 2014 predominantly due to lower taxable income. The increase in deferred tax expense in the current quarter is mainly attributable to an increase in the income tax rate. On June 18, 2015, Alberta's Finance Minister introduced Bill 2 – An Act to Restore Fairness to Public Revenue, Alberta Corporate Tax Rate Change to increase the general corporate tax rate from 10 percent to 12 percent, effective July 1, 2015 (substantively enacted June 18, 2015). Income tax expense was $168 million for the nine months ended September 30, 2015, including current taxes of $60 million and deferred taxes of $108 million, compared to income tax expense of $128 million in 2014, including current taxes of $75 million and deferred taxes of $53 million in the same period of 2014. The decrease in current taxes is attributable to a decrease in income subject to tax in the first nine months of 2015 as compared to the prior year. The increase in deferred taxes was due to the increase in the income tax rate previously noted.

For the three and nine month periods ending September 30, 2015, Pembina incurred other expenses of $17 million and $14 million compared to $14 million and $16 million during the same periods of 2014. Other expenses incurred in 2015 include $8 million of derecognized project development costs and a $5 million loss on disposal of assets.

The Company's earnings were $113 million ($0.29 per common share) during the third quarter of 2015 compared to $75 million ($0.20 per common share) in the same period of 2014. This was driven by lower gross profit and higher deferred tax expense more than offset by lower general and administrative expenses, lower net finance costs and decreased share of loss from equity accounted investees. Earnings were $276 million ($0.70 per common share) during the first nine months of 2015 compared to $299 million ($0.85 per common share) during the same period of the prior year. The year-to-date decrease was due to lower gross profit and reduced deferred tax expense partially offset by lower net finance costs and general and administrative expenses. On a year-to-date basis, earnings attributable to common shareholders net of dividends attributable to preferred shareholders are $238 million (2014: $275 million).

Cash flow from operating activities for the third quarter of 2015 was $187 million ($0.54 per common share – basic), relatively consistent with the third quarter of 2014 of $188 million ($0.57 per common share – basic). Increased change in non-cash working capital in the 2015 period compared to the respective period in 2014 was offset by higher taxes paid, higher interest paid and decreased operating margin. For the nine months ended September 30, 2015, cash flow from operating activities was $516 million ($1.51 per common share - basic) compared to $604 million ($1.87 per common share - basic) during the same period last year, largely as a result of decreased operating margin and increased taxes paid in 2015, partially offset by a decreased change in non-cash working capital.

Adjusted cash flow from operating activities for the third quarter of 2015 was $209 million ($0.60 per common share – basic) compared to $158 million ($0.48 per common share – basic) during the third quarter of 2014. The increase is largely due to higher operating margin, lower tax expense and lower share-based compensation expense. For the nine months ended September 30, 2015, adjusted cash flow from operating activities was $598 million ($1.75 per common share - basic) compared to $613 million ($1.90 per common share - basic) during the same period last year. The decrease was primarily due to lower operating margin partially offset by lower tax expense and lower share-based compensation expense.

Third quarter and year-to-date 2015 per share numbers were impacted by increased common shares outstanding due to the Premium Dividend™ and Dividend Reinvestment Plan, debenture conversions and share-based payment transactions that were issued to help fund Pembina's capital expenditure program.

Operating Results
	3 Months Ended September 30		9 Months Ended September 30
(mbpd, except where noted)(1)	2015	2014	2015	2014
Conventional Pipelines revenue volumes(2)	600	564	612	563
Oil Sands & Heavy Oil contracted capacity	880	880	880	880
Gas Services average revenue volumes (mboe/d) net to Pembina(2)(3)	115	71	112	82
Midstream NGL sales volumes(4)	109	107	114	115
Total volume	1,704	1,622	1,718	1,640

(1)	mbpd is thousands of barrels per day.
(2)	Revenue volumes are equal to contracted and interruptible volumes.
(3)	Gas Services average revenue volumes converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.
(4)	NGL is natural gas liquids.

	3 Months Ended September 30 (unaudited)				9 Months Ended September 30 (unaudited)
	2015		2014		2015		2014
($ millions)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)
Conventional Pipelines	159	92	128	74	465	292	367	228
Oil Sands & Heavy Oil	52	33	52	35	157	103	152	102
Gas Services	54	39	38	23	157	111	119	78
Midstream	109	105	139	131	321	304	526	471
Corporate		2	1	1		4	1	4
Total	374	271	358	264	1,100	814	1,165	883

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

  Third quarter and the first nine months of 2015 financial and operating results in Conventional Pipelines were higher than the comparable periods of 2014 primarily due to the Phase I Expansions and the associated contracted volumes, which were placed into service in December 2013. The additional volumes increased over time as new connections were placed into service during 2014. Also contributing to improved results was the completion of Pembina's Peace and Northern Phase II expansion (the "Phase II Expansions") which includes the crude oil and condensate expansion or the low vapour pressure ("LVP") expansion ("Phase II LVP"), which was placed into service in April 2015, and the natural gas liquids ("NGL") or the high vapour pressure ("HVP") expansion ("Phase II HVP"), which was placed into service in September 2015 and is expected to be fully commissioned by the end of 2015. These expansions allowed for increased volumes at Pembina's existing connections and truck terminals, as well as additional volumes from the acquired Vantage pipeline beginning in late-2014. New storage facilities and portions of pipeline associated with other expansion programs, which were commissioned during the first nine months of 2015, also resulted in increased mainline throughput.
  In the Oil Sands & Heavy Oil business, net revenue was consistent and operating margin was slightly lower in the third quarter compared to the same period in 2014 due to slightly higher flow-through operating expenses, which are eligible to be recovered under Pembina's contractual arrangements with its customers, offset by a reduction of interruptible volumes. For the first nine months of 2015 compared to the same period of 2014, net revenue and operating margin were higher due to increased flow-through operating expenses.
  In the Gas Services business, financial and operating results increased in the third quarter and the first nine months of 2015 compared to the same period of 2014 primarily due to the addition of the Resthaven Facility, which was placed into service in October 2014, and the Musreau II Facility, which was placed into service in December 2014.
  In the Midstream business, net revenue and operating margin for the third quarter and first nine months of 2015 decreased compared to the same periods in 2014. These decreases were due to lower commodity prices, particularly the weaker period-over-period propane and butane prices and tighter price differentials across all commodities.

New Developments in 2015 and Growth Projects Update

Conventional Pipelines

In early September, Pembina announced the start up of the Phase II HVP expansion. The Company expects to have the pipeline fully commissioned by the end of 2015. In conjunction with the Phase II LVP portion of the expansion that was placed into service in April of this year ("Phase II LVP"), the Phase II Expansion is now in service. The Phase II Expansion and all associated laterals will represent approximately $670 million of total capital investment, once fully commissioned. In aggregate, the Phase II Expansion is expected to increase the Peace and Northern systems' capacity by 108 thousand barrels per day ("mbpd") and is underpinned by five to ten-year contracts with substantial take-or-pay commitments from approximately 40 customers.

Pembina continues work on its Phase III pipeline expansions ("Phase III Expansion"), which includes bringing into service earlier this year a 70 km 16-inch pipeline segment from Kakwa to Simonette. To date, the Company has completed 20 percent of the overall Phase III Expansion program.

The Phase III Expansion also includes two pipelines between Fox Creek and Namao, Alberta (one 16-inch diameter and one 24-inch diameter) which would provide an initial combined capacity of 420 mbpd. The Alberta Energy Regulator ("AER") hearing for the project commenced on October 26, 2015 and Pembina expects to receive an AER written decision in the first quarter of 2016. Subject to regulatory and environmental approvals, the Company anticipates an in service date of mid-2017.

As part of the Company's plans to expand its gathering presence in Alberta and British Columbia ("B.C."), Pembina is continuing work on its pipeline lateral in the Karr area of Alberta (the "Karr Lateral") which will service production from the Montney resource play and will access the Company's Phase III Expansion. All approvals have been received and construction has now commenced with the project tracking on budget and on schedule for an expected in-service date of early 2016.

Pembina is continuing to progress its pipeline infrastructure in northeast B.C. (the "NEBC Expansion"). The NEBC Expansion, which is underpinned by a long-term, cost-of-service agreement with an anchor tenant, will transport condensate and NGL for various producers in the liquids-rich Montney resource play. The NEBC Expansion is expected to be in service in late 2017, subject to regulatory and environmental approvals.

Pembina continues to progress its expansion of the Vantage pipeline system (the "Vantage Expansion") for an estimated capital cost of $85 million. Supported by a long-term, fee-for-service agreement with a take-or-pay component, the Vantage Expansion will increase the mainline capacity from 40 mbpd to 68 mbpd through the addition of mainline pump stations and the construction of a gathering lateral. The pipeline portion of the project has now received all regulatory and environmental approvals, with remaining approvals for the pump stations expected to be received by the end of the year. To date, the project is tracking on schedule and on budget with all long lead materials ordered and construction of the pipeline underway with 40 percent of the overall project complete. Pembina expects the Vantage Expansion to be complete in early 2016; however, due to a third-party delay, will not be placed into service until the third quarter of 2016.

Pembina has been successful in its commercial efforts to secure the majority of its existing crude oil and condensate volumes under long-term, firm-service contracts. In aggregate and including contracted volumes on the Vantage pipeline, Pembina has added incremental volumes and has now secured 772 mbpd of crude oil, condensate and NGL across its Conventional Pipelines business.

Pembina's projects and existing pipeline networks continue to have expansion capacity available to meet the needs of future developments currently under evaluation by its customers. Capacity increases to meet the Company's customers' existing and future demands can be achieved through simple upgrades, such as adding new pump stations that can be installed within 12 to 18 months. For example, adding pump stations to the Phase III Expansion could increase capacity from 420 mbpd to 680 mbpd in the Fox Creek to Edmonton corridor for an aggregate capacity on the Peace and Northern systems of 1,200 mbpd.

Gas Services

During the third quarter of 2015, Pembina continued to advance its growth projects as well as place new assets into service within the Gas Services business.

In late August, Pembina commissioned its Saturn II facility ("Saturn II") and its Saskatchewan Ethane Extraction Plant ("SEEP"). Saturn II was placed into service ahead of schedule and under budget and SEEP was placed into service on-time and also under budget. With the Saturn II and SEEP facilities in service, Pembina's Gas Services' capacity has increased 26 percent from 1,007 millions of cubic feet per day ("MMcf/d") to 1,267 MMcf/d.

Plant construction of Pembina's 100 MMcf/d (gross) expansion of its Resthaven Facility (the "Resthaven Expansion") is ongoing and is approximately 40 percent complete. In September, Pembina placed the cost-of-service, gathering pipeline associated with the Resthaven Expansion into service. In advance of the Resthaven Expansion being placed into service, the newly commissioned pipeline is able to provide additional gas volumes for the Company's existing Resthaven facility. Pembina expects the expansion of the Resthaven facility, which is underpinned by a fee-for-service agreement with a substantial take-or-pay component, to be in service in mid-2016.

The Company continues to advance its 100 MMcf/d shallow cut facility (the "Musreau III Facility"), which is being built adjacent to Pembina's existing Musreau I and Musreau II facilities. Regulatory and environmental approvals have been received, all major equipment is onsite and plant construction is approximately 65 percent complete. Pembina anticipates bringing the Musreau III Facility, which is underpinned by long-term, take-or-pay agreements, on-stream in mid-2016.

Once the facilities under development described above are in service, Pembina expects Gas Services' processing capacity to reach 1.5 billions of cubic feet per day (net to Pembina), including deep cut extraction capacity of 900 MMcf/d (net to Pembina assuming no partner participation). The volumes from Pembina's existing assets and those under development will be processed largely on a contracted, fee-for-service basis and could result in 70 mbpd of NGL, subject to gas compositions, and could be transported for additional toll revenue on Pembina's Conventional Pipelines. Volumes from these projects support Pembina's pipeline expansion plans as discussed under "Conventional Pipelines."

Midstream

Pembina continues to progress construction of its second Redwater fractionator, a 73 mbpd ethane-plus fractionator at the Company's Redwater site ("RFS II"). All major equipment has been set on site, module fabrication is finished and site construction is currently over 90 percent complete. Pembina anticipates RFS II will be substantially complete by the end of 2015 and commissioned in the first quarter of 2016.

Pembina is also advancing its third fractionator at Redwater ("RFS III"), which will have propane-plus capacity of 55 mbpd. RFS III has received regulatory and environmental approval and all long lead items have been ordered and construction of piling and foundations is approximately 40 percent complete. Pembina expects RFS III to be in service in the third quarter of 2017 and, once complete, Pembina's Redwater site will be the largest fractionation facility in Canada with a total of 210 mbpd of fractionation capacity.

Pembina is progressing work to provide terminalling services for the North West Redwater Partnership ("North West") with respect to North West's planned refinery for an expected capital cost of $180 million. Underpinned by a 30-year fixed return agreement and a 10-year NGL mix purchase and sale agreement related to RFS III, the terminalling services include truck and rail loading, storage, as well as handling and processing equipment for a variety of products delivered from North West. Engineering and procurement is underway with substantially all long lead items ordered. Subject to regulatory and environmental approvals, the facilities are expected to be in service mid-2017.

Site preparation at the Company's proposed Canadian Diluent Hub ("CDH") is ongoing. Subject to further regulatory and environmental approvals, Pembina anticipates phasing in additional connections to various condensate delivery systems with a view to achieving full connectivity and service offerings at CDH in mid-2017.

At the Edmonton North Terminal ("ENT"), Pembina has now completed construction of three above ground storage tanks, which have a total working capacity of 550 thousands of barrels, and is currently progressing electrical and integration work. The project is tracking on schedule to be in service in mid-2016.

At its NGL storage and terminalling facilities in Corunna, Ontario, Pembina is progressing a number of initiatives including the installation of a new brine pond, upgrades to its rail rack and construction of a new propane truck rack to meet increased demand for services. Detailed engineering, procurement of long lead items and ground work on the brine pond are now complete with construction underway for the propane truck and rail racks. The propane truck rack is expected to be in service in late 2015 while the remainder of the project is expected to be in service in early 2016.

Pembina remains committed to providing market access solutions for its customers by developing a North American west coast propane export terminal. Pembina has a team in place and is currently evaluating multiple potential sites, including Pembina's previously announced location at Portland, Oregon.

Oil Sands & Heavy Oil

In June 2015, Pembina announced that it will expand its existing Horizon Pipeline System (the "Horizon Expansion"), underpinned by a fixed return long-term agreement with Canadian Natural Resources Limited, for an estimated capital cost of $125 million. The Horizon Expansion will increase the pipeline's capacity up to 250 mbpd, which will be achieved by upgrading mainline pump stations and other facility modifications, as required. Front-end engineering and design work is now complete and all long lead equipment has been ordered. Subject to regulatory and environmental approvals, the Horizon Expansion is expected to be in service mid-2016.

Financing Activity

On February 2, 2015, Pembina closed an offering of $600 million of senior unsecured medium-term notes. The offering was conducted in two tranches: gross proceeds of $450 million in senior unsecured medium-term notes, Series 5, having a fixed coupon of 3.54 percent per annum, paid semi-annually, and which mature on February 3, 2025 and gross proceeds of $150 million through the re-opening of Pembina's Series 3, 4.75 percent medium-term notes, which mature April 30, 2043.

On April 10, 2015, Pembina closed a $225 million offering of nine million cumulative redeemable rate reset class A preferred shares, Series 9 (the "Series 9 Preferred Shares") at a price of $25.00 per share. The Series 9 Preferred Shares began trading on the Toronto Stock Exchange on April 10, 2015 under the symbol PPL.PR.I.

On June 16, 2015, Pembina closed an offering of $600 million of senior unsecured medium-term notes. The offering was conducted in two tranches: gross proceeds of $500 million in senior unsecured medium-term notes, Series 6, having a fixed coupon of 4.24 percent per annum, paid semi-annually, and which mature on June 15, 2027 and gross proceeds of $100 million through the re-opening of Pembina's Series 3, 4.75 percent medium-term notes, which mature April 30, 2043.

Third Quarter 2015 Conference Call & Webcast

Pembina will host a conference call on Friday, November 6, 2015 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the third quarter of 2015. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until November 13, 2015 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 45410768.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=908222&s=1&k=085744920B4E57CB536BBE07D54C931A in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

2016 Investor Day

Pembina will hold an Investor Day on Monday, April 11, 2016 at the One King West Hotel in Toronto, Ontario.

For parties interested in attending the event, please email investor-relations@pembina.com to request an invitation.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and NGL produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and NGL infrastructure and logistics business. With facilities strategically located in western Canada and in NGL markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "schedule", "will", "expects", "plans", "anticipates", "intends", "should", "estimates", "could" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's corporate strategy; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities; pipeline, processing, fractionation and storage facility and system operations and throughput levels; Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof; anticipated synergies between acquired assets, assets under development and existing assets of the Company; processing, transportation, fractionation, storage and services commitments and contracts; the impact of share price on annual share-based incentive expense; and the impact of the current commodity price environment on Pembina.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. This list of risk factors should not be construed as exhaustive.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. The purpose of the financial outlook contained herein is to give the reader an indication of the expected impact of current growth projects on Pembina's future financial performance. Readers should be aware that the financial outlook contained herein may not be appropriate for other purposes.

Non-GAAP and Additional GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share. Since Non-GAAP and Additional GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP and Additional GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP and Additional GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP and Additional GAAP measures is to provide additional useful information to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate the Non-GAAP and Additional GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP and additional GAAP measures, including reconciliations to measures recognized by GAAP, please refer to the MD&A, which is available on SEDAR at www.sedar.com.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Relations, Scott Burrows, Vice President, Finance & Chief Financial Officer, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:10e 05-NOV-15